UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2025

Rafael Contreras
Chief Executive Officer
Nomadar Corp.
5015 Highway 59 N
Marshall, Texas 75670

Re: Nomadar Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted December 20, 2024
CIK No. 0001994214

Dear Rafael Contreras:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 3, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 Submitted December 20, 2024

Organization Structure, page 7

1. We note your response to prior comment 6 and reissue in part. Please revise your organizational structure to reflect the Class A and Class B holdings and respective voting power held by public, non-affiliated, stockholders. We note that "Other Registered Stockholders" reflected in the diagram includes Nomadar directors and officers.

<u>Prospectus Summary</u>
<u>Capital Requirements, page 7</u>

2. We note your response to prior comment 2 and reissue in part. Please revise your disclosure here and in your risk factor beginning "We will need additional capital to fund...", similar to your cover page, to state clearly that you currently do not have the required funding to develop Sportech City. We note your statement that a mixed financing plan has been "at least formulated."

<u>Risk Factors</u>
<u>Risks Related to This Direct Listing and Ownership of Our Common Stock</u>
<u>We will be a "controlled company" within the meaning of the Nasdaq Stock Market..., page 29</u>

3. We note your response to prior comment 1 and reissue in part. Please further revise your disclosure here to state specifically the matters that the controlling shareholders have the ability to control requiring shareholder approval (i.e., the election of directors, amendment of the organizational documents, and approval of major corporate transactions, such as a change in control, consolidation, or sale of the company or assets).

Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Baumel